EXHIBIT 99.12


GLENCAIRN GOLD CORPORATION
INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2004


The following discussion and analysis should be read in conjunction with the Company's unaudited consolidated interim financial statements and related notes thereto for the three months ended March 31, 2004 and 2003 which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles. The reader should also refer to the annual audited financial statements for the years ended December 31, 2003 and 2002, and Management's Discussion and Analysis for those years. All dollar amounts are US dollars unless otherwise indicated.

ACCOUNTING CHANGE

Asset Retirement Obligations

Effective January 1, 2004 the Company adopted the recommendations on asset retirement obligations as required by section 3110 of the Canadian Institute of Chartered Accountants Handbook. The new standard focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard requires the recognition of any statutory, contractual or other legal obligation, normally when incurred. The obligations are measured initially at fair value and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to income on a systematic and rational basis.

The new standard requires that any changes resulting from the change in accounting policy be reflected in the financial statements through retroactive restatement of financial statements dated prior to the date of adoption of the standard. As a result the Company has restated the balance sheet as at December 31, 2003 to reflect an increase of $237,000 in property, plant and equipment and an increase in estimated asset retirement obligations of $2,320,000. An amount of $2,083,000 was charged to retained earnings as at December 31, 2003 for the cumulative effect of this accounting change to that date.


RESULTS OF OPERATIONS

The Limon Mine was the Company's only operation during 2004 and 2003 and all sales and cost of sales were generated from that mine.

Key Statistics                                              2004         2003
--------------                                              ----         ----
Gold ounces sold                                          10,436         9,196
Realized price per ounce                                    $407         $288
Cash operating cost per ounce sold                          $346         $292
Total cash costs per ounce sold                             $370         $309
Tonnes milled                                             79,788       56,202
Grade milled (grams per tonne)                               5.0          6.0
Mill recovery (%)                                           86.2         88.4
Operating cost per tonne                                     $41          $46
Gold ounces produced                                      11,038         9,599
Cash operating cost per ounce produced                      $297         $269


Sales increased by $1,278,000 or 43% in 2004 compared to 2003. Gold sold increased by 1,240 ounces to 10,436 ounces and the realized price per ounce increased by $119 to $407 in the first quarter of 2004 compared to the same period in 2003. A labour strike at the Limon Mine in the first quarter of 2003 limited the production available in that period. The realized price increase resulted from average spot prices rising to $408 from $352 in the first quarter of 2004 and 2003 respectively. Also the Company had hedged much of its production in the first quarter of 2003 at lower prices whereas all 2004 sales were made at market prices.

Cost of sales increased by $924,000 or 34% in the first quarter of 2004 compared to the same period in 2003. Cash operating costs per ounce sold increased to $346 from $292 in 2004 compared to 2003. Cost increases in 2004 were due to the limited development carried out in 2003 requiring mining of lower-grade areas. In addition the cash operating cost component of the 4,126 ounces in opening inventory was $376 per ounce. This inventory was produced in December 2003 but sold during the 2004 quarter and contributed to the cash operating cost increase. Development constraints are being addressed and mining is expected to move into higher-grade areas in future. Planned sales for 2004 are 53,000 ounces and the Company expects to meet this target.

Exploration activities increased significantly in the first quarter of 2004 and included drill programs on several sites near the Limon Mine in Nicaragua and the Vogel Project in Canada. The programs seek to add reserves at the Limon Mine, test other prospective zones near the mine and, at the Vogel Project, confirm continuity of gold grades and improve the knowledge of mineral resources at depth. As a result exploration expense increased during the first quarter of 2004 to $767,000 from $185,000 in the first quarter of 2003.

General and administration expense increased by $839,000 to $1,037,000 in the first quarter of 2004 compared to 2003's first quarter. In 2004, with the Black Hawk Mining Inc. merger completed and Bellavista Mine construction started, the increased activities required more staff and more costs for financing, insurance, listing fees and transfer agent fees.

CASH FLOWS

Operating activities used $217,000 in the first quarter of 2004 and generated $14,000 in the prior year period. The decrease resulted mainly from increased exploration and general and administration expense and was partially offset by a reduction in non-cash working capital.

Financing activities generated $20,951,000 in the first three months of 2004. A public share offering was completed in March for 34,500,000 units consisting of a share and a half warrant.

Investing  activities  required  $6,335,000  and $68,000 in the first quarter of
2004 and 2003 respectively. The 2004 expenditures were mainly for the construction of the Bellavista Mine. Construction of the Bellavista Mine commenced in December 2003 and is on schedule and on budget. Leaching operations will commence in 2004 and delivery of the first gold bars is expected in early 2005, with completion expected in April, 2005. At March 31, 2004 the Company has $3,475,000 in expenditure commitments for the Bellavista Project in addition to capital expenditures incurred to date.

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash of $29,302,000 and working capital of $32,505,000 at March 31, 2004. These capital resources increased from the amounts available at December 31, 2003 due to the equity issue completed in March 2004 and the Company now has sufficient funds to construct the Bellavista Mine and meet its other capital requirements.

SUMMARY OF QUARTERLY RESULTS
(in thousands, except per share amounts)

                                Q2      Q3         Q4         Q1        Q2         Q3         Q4           Q1
                               2002    2002       2002       2003      2003       2003       2003         2004
                               ----    ----       ----       ----      ----       ----       ----         ----
Sales                         3,863    4,446      2,498      2,967      4,347      4,483      4,385       4,245
Net earnings (loss)            (494)    (568)    (2,289)      (904)       154        684     (1,183)     (2,742)
Earnings (loss) per share
- basic and diluted           (0.01)   (0.01)     (0.05)     (0.02)      0.00       0.01      (0.01)      (0.02)


NON-GAAP PERFORMANCE MEASURES

The Company has included the non-GAAP performance measures below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

                                                      2004                         2003
                                               Cash                         Cash
                                            Operating      Total         Operating      Total
                                               Cost      Cash Cost          Cost      Cash Cost
                                             ---------------------------------------------------
Statement of Operations (000's)
 Cost of sales                               $ 3,611      $3,611         $ 2,687     $2,687
 Royalties and production taxes                    -         251               -        152
                                             ---------------------------------------------------
 Cost base for calculation                   $ 3,611      $3,862         $ 2,687     $2,839
                                             ---------------------------------------------------
Gold sales (ounces)                           10,436      10,436           9,196      9,196
Cost per ounce                               $   346      $  370         $   292      $ 309

1    Cost of sales divided by gold ounces sold
2    Cost of sales plus  royalties and  production  taxes divided by gold ounces sold


OUTSTANDING SHARE DATA

Common shares and convertible securities outstanding at May 10, 2004 were:


                                                                                         Common
                               Expiry           Exercise         Securities             Shares on
Security                        Date             Price          Outstanding             Exercise
Common shares                                                                          139,357,726

Warrants                      Nov. 26/08          1.25          24,012,500              24,012,500
Warrants                      Sep. 05/04          0.60           2,197,500               2,197,500
Warrants                      Mar. 18/05          0.65           8,248,313               8,248,313
Warrants                      Apr. 15/05          0.65           1,870,662               1,870,662
Agents options1               Sep. 05/04          0.50             481,300                 481,300
  Warrants on above options   Sep. 05/04          0.50                                     240,650
Agents options1               Mar. 18/05          0.45             622,222                 622,222
  Warrants on above options   Mar. 18/05          0.65                                     765,278
Agents options                Nov. 26/05          0.85           1,352,500               1,352,500
Options - Glencairn plan      Nov. 21/06 to    0.30 to 0.95
                              Feb. 6/09                          8,145,000               8,145,000
Options - Black Hawk plan     Oct. 11/04 to    0.23 to 3.00
                              Jul. 13/13                         1,038,331               1,038,331
                                                                                      ------------
                                                                                       188,331,982
                                                                                      ============


Note 1: These agent's options above are convertible into one common share and one half-share purchase warrant. Each full warrant is exercisable into a common share at the price indicated in the table.

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements. Additional information on the Company, including its annual information form is available on SEDAR at www.sedar.com.

May 10, 2004